SECU 09055364 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.R. Beal & Company, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Beal (212) 894-7115
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

SEC Mail Processing Section
JAN 1 7 2009
Washington, DC
111

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Bernard Beal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.R. Beal & Company, L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MRB SECURITIES CORPORATION
GENERAL PARTNER
PRESIDENT
Signature

Title

Notary Public

KATRICE LITTLE-SIMON
NOTARY PUBLIC, STATE OF NY
NO. 2
QUALIFIED I
COMMISSION EXP. May 1 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.R. BEAL & COMPANY

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

M.R. BEAL & COMPANY

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
M.R. Beal & Company

We have audited the accompanying statement of financial condition of M.R. Beal & Company (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 10, 2009

M.R. BEAL & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	202,995
Securities owned, at fair value		1,273,436
Receivable from clearing broker		683,399
Commissions and investment banking fees receivable		506,671
Property and equipment, net		144,024
Other assets		559,537
	$	3,370,062
LIABILITIES AND PARTNER'S CAPITAL		
Liabilities		
Accrued compensation and benefits	$	998,612
Accrued expenses and other liabilities		866,019
Total liabilities		1,864,631
Subordinated debt		1,000,000
Partner's capital		505,431
	$	3,370,062

See accompanying notes to financial statements.

1. Organization and nature of business

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") rule 15c3-3 (the Customer Protection Rule), pursuant to provision k(2)(ii) of the rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner"), which is owned by the Company's CEO.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Securities Owned, at Fair Value and Valuation

All securities owned are valued at fair value and unrealized gains and losses are reflected in revenues.

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of significant accounting policies (continued)

Securities Owned, at Market and Valuation (continued)

In 2007, the Company, entered into a Subordinated Debt Agreement (see note 7) for $1,000,000. This was received in the form of cash and securities. As part of this agreement the Company is required to collateralize its obligation by segregating cash and/or securities in an amount equaling no less than $1,000,000. At December 31, 2008, the securities owned collateralizing the subordinated debt amounted to approximately $1,236,000.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided using accelerated methods over the estimated useful lives of the assets as follows:

Assets	Estimated Useful Lives
Office Equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software and hardware	3 Years

Revenue Recognition

The Company generates revenues primarily from the following sources which are recognized as follows:

Senior Managed and Syndicate Underwriting Fees

Senior managed and syndicate underwriting fees are revenues which are recognized on the offering date of the individual transaction. These revenues are generated by working with issuers, primarily municipalities, to raise money by selling newly issued municipal bonds to our clients. Fees are paid to the Company by the issuer of the bonds when we are the Senior Manager on the transaction. When we are not the Senior Manager on the transaction, we will receive our fees, paid by the issuer, directly from the senior manager of the transaction.

Commissions

Commission revenues, recognized on a trade date basis, are generated when the Company acts as a broker, either in equities or fixed income securities, and buys or sells securities on behalf of a customer. The Company receives commission revenue or a "mark up" to provide this service.

Interest

Interest Income is derived from deposits at various financial institutions.

2. Summary of significant accounting policies (continued)

Income Taxes

No provision for federal and state income taxes has been recorded because the Company is a limited partnership. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs include marketing and public relations expenses totaling approximately $68,000.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Company's policies.

3. Fair value measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Investments in securities, at fair value	$ 1,273,436	$ -	$ -	$ 1,273,436
	$ 1,273,436	$ -	$ -	$ 1,273,436

4. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Year ending December 31,	
2009	$ 507,000
2010	518,000
2011	453,000
2012	430,000
2013	430,000
Thereafter	36,000
	$ 2,374,000

5. Receivable from clearing broker

The Company's customers are carried on a fully disclosed basis by its clearing broker, Pershing, LLC ("Clearing Broker") pursuant to a clearing agreement (the "Agreement"). Receivable from clearing broker represents cash on deposit at the Clearing Broker. The Clearing Broker is a member of various exchanges and is subject to the rules and regulations of such organizations.

6. Commitments and contingencies

The Company enters into contractual commitments arising in the ordinary course of business, primarily as an underwriter. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

6. Commitments and contingencies (continued)

The Company has obligations for its office space in New York City and Chicago under the terms of non-cancelable operating leases that expire through 2015. Rent expenses for the year ended December 31, 2008 was approximately $422,000. The rent expenses recognized in the statement of operations have been straight-lined over the life of the leases. Accordingly, a liability for approximately $293,000 has been included in "Accrued expenses and other liabilities" in the statement of financial condition.

Future minimum annual rental commitments under these agreements are approximately as follows:

Year ending December 31,	
2009	$ 507,000
2010	518,000
2011	453,000
2012	430,000
2013	430,000
Thereafter	36,000
	$ 2,374,000

7. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $1,138,264, which was $1,009,626 excess of its required net capital of $128,638. The Company's ratio of aggregate indebtedness to net capital was 1.69. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 8-1/3% of aggregate indebtedness or if its net capital is less than 120% of its required minimum amount. Proprietary accounts, held at its Clearing Broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its Clearing Broker which requires, among other things, its Clearing Broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

8. Subordinated debt

In 2007, the Company entered into a $1,000,000 Subordinated Loan agreement with its General Partner. This loan bears interest at an annual rate of 9% and matures April 30, 2010. This subordinated liability qualifies as equity capital for the broker-dealer under the Securities and Exchange Commission's Uniform Net Capital Rule.

9. Line of credit

In October 2008, the Company entered into a Line of Credit Agreement ("Agreement") with a financial institution. Under the terms of this agreement the Company may borrow up to 85% of its outstanding receivables owed to the Company from syndicate underwriting transactions, up to $1,500,000. The Agreement expires on October 31, 2011. The Agreement also contains financial and other covenants to which the Company was compliant. There were no outstanding balances under this Agreement as of December 31, 2008.

10. Related party and other transactions

At December 31, 2008, the Company had non-interest bearing receivables, employee loans receivables, included in other assets, as follows:

Employee loans	$	34,118
MRB Securities Corp		145,084
	$	179,202

11. Off-balance sheet risk and concentrations of credit risk

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance-sheet risk or concentration of credit risk. Pursuant to its agreements with its Clearing Broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company maintains a cash balance at a financial institution, which periodically exceeds the Federal Deposit Insurance Corporation coverage of $250,000 available through December 31, 2009. The Company has not experienced any loss and believes it is not subject to any significant credit risk.

12. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

13. Subsequent event

On January 7, 2009 the Company amended its Schedule A of the fully disclosed clearing agreement with its Clearing Broker. Contained within the amended Schedule A are reductions to the costs borne by the Company to clear both Equity and Municipal transactions. Based on its 2008 volume, the Company's Clearance and brokerage expense as reported in our Statement of Operations would have been reduced by approximately $585,000 had this agreement been effective for the year then ended.

END